Daniel J. Cerqueira

dcerqueira@cravath.com

T +212-474-1156

New York

April 7, 2023

Illumina, Inc.

PREC14A filed March 30, 2023

SEC File No. 001-35406

Dear Mr. Hindin and Ms. Chalk:

This letter is submitted on behalf of Illumina, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance and the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated April 5, 2023 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on March 30, 2023 (the “Preliminary Proxy”). In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Preliminary Proxy (“Amendment No. 1”), which will include changes in response to the Staff’s comments.

In this letter, each of the Staff’s comments is indicated in italics, followed by the Company’s responses thereto. Page number references in the responses below are to the page numbers of Amendment No. 1 as filed on EDGAR. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A filed March 30, 2023

General

1.

We note disclosure throughout the proxy statement that “[i]f you are a beneficial holder and you vote ‘FOR’ more than nine (9) nominees on your WHITE voting instruction form, your votes on the election of directors may be voted ‘FOR’ all of the Company recommended nominees and ‘WITHHOLD’ on the Icahn Group nominees, depending on the bank or broker through which you hold your shares.” Please supplement the disclosure to describe the scenarios pursuant to which votes may or may not be voted “FOR” all of the Company recommended nominees and why the specific bank or broker would affect that outcome.

Response: As noted in the Company’s response to the Staff’s comment below, the Company has revised the disclosure to provide that an “overvote” by registered holders will result in the holder’s votes in respect of Proposal 1 being invalid and not counted. In response to the Staff’s comment, and consistent with the treatment of “overvotes” by registered holders described herein, the Company has revised the disclosure regarding the treatment of “overvotes” by beneficial holders accordingly on pages 39 and 94 of Amendment No. 1.

2.

Refer to the disclosure in the preceding comment and the following disclosure located on pages 39 and 94: “If you are a registered holder and you vote ‘FOR’ more than nine (9) nominees on your WHITE proxy card, your shares will be voted ‘FOR’ all of the Company recommended nominees and ‘WITHHOLD’ on the Icahn Group nominees.” Similar disclosure is found on the proxy card. Please provide a detailed legal analysis supporting the validity of this approach both under the federal proxy rules, in particular Rule 14a-4(e), and under applicable state law. Alternatively, please revise the disclosure to provide that an overvote will result in the votes on this proposal being invalid and not counted.

Response: In response to the Staff’s comment, the Company has revised the disclosure to provide that an “overvote” by registered holders will result in holder’s votes in respect of Proposal 1 being invalid and not counted on pages 39 and 94 of Amendment No. 1 and in the associated proxy card.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me at the number or email listed above.

Sincerely,

/s/ Daniel J. Cerqueira

Daniel J. Cerqueira

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin & Christina Chalk

Copy to:

Mr. Robert Maynes

Senior Director, Securities & Transactions Counsel

Illumina, Inc.

5200 Illumina Way

San Diego, California 92122

VIA EDGAR AND EMAIL